United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Medpace Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58506Q109

(CUSIP Number)

Hayley Tanguy

Cinven Capital Management (V) General Partner Limited

East Wing, Trafalgar Court, Les Banques

St. Peter Port, Guernsey GY1 3PP

Tel: +44 (0)1481749705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 58506Q109	Page 1 of 22 Pages

1	NAMES OF REPORTING PERSONS Cinven Capital Management (V) General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 58506Q109	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS Cinven Capital Management (V) Limited Partnership Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 1) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 2) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 3) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 4) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 5) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund (No. 6) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 9 of 22 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund Co-Investment Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 10 of 22 Pages

1	NAMES OF REPORTING PERSONS Cinven Manco S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 58506Q109	Page 11 of 22 Pages

1	NAMES OF REPORTING PERSONS Fifth Cinven Fund FCP-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 58506Q109	Page 12 of 22 Pages

1	NAMES OF REPORTING PERSONS Medpace GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 58506Q109	Page 13 of 22 Pages

1	NAMES OF REPORTING PERSONS Medpace Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,999,997
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,999,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,999,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 58506Q109	Page 14 of 22 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission August 26, 2016, (the “Statement”), relating to the common stock (the “Common Stock”), of Medpace Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

i.	Cinven Capital Management (V) General Partner Limited (“Cinven MGP”), a company organized under the laws of Guernsey;

ii.	Cinven Capital Management (V) Limited Partnership Incorporated (“GPLP”), a limited partnership organized under the laws of Guernsey which elected to have legal personality;

iii.	Fifth Cinven Fund (No. 1) Limited Partnership (“LP1”), a limited partnership organized under the laws of Guernsey;

iv.	Fifth Cinven Fund (No. 2) Limited Partnership (“LP2”), a limited partnership organized under the laws of Guernsey;

v.	Fifth Cinven Fund (No. 3) Limited Partnership (“LP3”), a limited partnership organized under the laws of Guernsey;

vi.	Fifth Cinven Fund (No. 4) Limited Partnership (“LP4”), a limited partnership organized under the laws of Guernsey;

vii.	Fifth Cinven Fund (No. 5) Limited Partnership (“LP5”), a limited partnership organized under the laws of Guernsey;

viii.	Fifth Cinven Fund (No. 6) Limited Partnership (“LP6”), a limited partnership organized under the laws of Guernsey (together with LP1, LP2, LP3, LP4 and LP5, the “Limited Partnerships”);

ix.	Fifth Cinven Fund Co-Investment Partnership (“CIP”), a general partnership organized under the laws of England and Wales;

x.	Cinven Manco S.A.R.L. (“Manco”), a company organized under the laws of Luxembourg;

xi.	Fifth Cinven Fund FCP-SIF (“FCP”, and, together with the Limited Partnerships and CIP, the “Cinven Stockholders”);

xii.	Medpace GP Limited (“Medpace GP”); and

xiii.	Medpace Limited Partnership (“Medpace Limited”).

13D

CUSIP No. 58506Q109	Page 15 of 22 Pages

The principal business address of each of Cinven MGP, GPLP and the Limited Partnerships is East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP. The principal business address of CIP is Warwick Court, Paternoster Square, London, EC4M 7AG. The principal business address of each of Manco and FCP is 7, rue Lou Hemmer, L-1748, Luxembourg. The principal business address of each of Medpace GP and Medpace Limited is East Wing, Trafalgar Court, Les Banques, St. Peter Port, Channel Islands, Guernsey, GY1 3PP.

The Reporting Persons are principally engaged in the business of investments in securities.

Schedule I hereto, with respect to Cinven MGP representing GPLP and the Limited Partnerships, Schedule II hereto, with respect to CIP (V) Nominees Limited representing CIP, Schedule III hereto, with respect to Manco representing FCP, and Schedule IV hereto, with respect to Medpace GP, representing Medpace Limited, set forth a list of all the directors and executive officers or persons holding equivalent positions (collectively, the “Related Persons”) of each such Reporting Person and the citizenship and principal business address of each Related Person.

Shares beneficially owned by Dr. August J. Troendle are not the subject of this Schedule 13D and Dr. Troendle is accordingly not included as a Reporting Person. For a description of the relationship between the Reporting Persons and Dr. Troendle, see Item 4 below.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

Transfer of Shares

On June 12, 2017, the Cinven Stockholders agreed to transfer all of the shares of Common Stock held by each of them to Medpace Limited in exchange for limited partnership interests in Medpace Limited (the “Transfers”) in connection with and contingent upon the funding of the Margin Loan Agreement (as defined below).

Margin Loan Agreement and Pledge and Security Agreements

On June 16, 2017, Medpace Limited entered into a margin loan agreement (the “Margin Loan Agreement”) with Credit Suisse AG, Cayman Islands Branch and Morgan Stanley Bank, N.A. as lenders, pursuant to which on June 21, 2017, Medpace Limited borrowed $150,000,000. In certain circumstances, Medpace Limited will have the right to request an increase in the loan amount. The Margin Loan Agreement matures on June 16, 2020, but may be required to be prepaid earlier, upon the occurrence of certain events as described in the Margin Loan Agreement, or prepaid earlier at the option of Medpace Limited.

13D

CUSIP No. 58506Q109	Page 16 of 22 Pages

Also on June 16, 2017, Medpace Limited entered into a pledge agreement (the “Pledge Agreement”) with each of Credit Suisse Securities (USA) LLC and Morgan Stanley Bank, N.A., as secured parties, pursuant to which Medpace Limited pledged 22,999,997 shares of the Issuer’s Common Stock as collateral to secure its obligations under the Margin Loan Agreement.

Voting Agreement

On June 16, 2017, Medpace Limited entered into a Joinder Agreement to the Voting Agreement, pursuant to which Medpace Limited agreed to become a party to the Voting Agreement, on the same terms and conditions as applicable to the Cinven Stockholders.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date of this filing, based on 40,745,840 shares of Common Stock outstanding as of April 30, 2017.

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Cinven Capital Management (V) General Partner Limited	22,999,997	56.4%	0	22,999,997	0	22,999,997
Cinven Capital Management (V) Limited Partnership Incorporated	22,999,997	56.4%	0	22,999,997	0	22,999,997
Fifth Cinven Fund (No. 1) Limited Partnership	0	0%	0	0	0	0
Fifth Cinven Fund (No. 2) Limited Partnership	0	0%	0	0	0	0
Fifth Cinven Fund (No. 3) Limited Partnership	0	0%	0	0	0	0
Fifth Cinven Fund (No. 4) Limited Partnership	0	0%	0	0	0	0
Fifth Cinven Fund (No. 5) Limited Partnership	0	0%	0	0	0	0
Fifth Cinven Fund (No. 6) Limited Partnership	0	0%	0	0	0	0
Fifth Cinven Fund Co-Investment Partnership	0	0%	0	0	0	0
Cinven Manco S.A.R.L.	0	0%	0	0	0	0
Fifth Cinven Fund FCP-SIF	0	0%	0	0	0	0
Medpace GP Limited	22,999,997	56.4%	0	22,999,997	0	22,999,997
Medpace Limited Partnership	22,999,997	56.4%	0	22,999,997	0	22,999,997

(1)	As discussed in Item 2 above, Dr. Troendle is not included as a Reporting Person in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by Dr. Troendle.

13D

CUSIP No. 58506Q109	Page 17 of 22 Pages

Medpace Limited is the record holder of 22,999,997 shares of Common Stock. Cinven MGP is the Managing General Partner of GPLP, which is the Managing General Partner of a majority of the stockholders of Medpace GP, which is the general partner of Medpace Limited. The board of directors of Medpace GP has voting and investment discretion with respect to the shares held of record by Medpace Limited. Cinven MGP, as Managing General Partner of the Managing General Partner of a majority of the stockholders of Medpace GP, indirectly controls Medpace GP. Decisions of Cinven MGP are taken by its board of directors, which is comprised of Robin Hall, Brian Linden, Hayley Tanguy, John Boothman, Rupert Dorey, William Scott and Matthew Chick as Alternate Director. Each such director disclaims beneficial ownership of the shares reported herein.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as reported in Item 4 with respect to the Transfers, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) As of June 21, 2017, each of the Cinven Stockholders and Manco ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Margin Loan Agreement and the Pledge Agreement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts,

13D

CUSIP No. 58506Q109	Page 18 of 22 Pages

arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

13D

CUSIP No. 58506Q109	Page 19 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2017

Cinven Capital Management (V) General Partner Limited

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Alternate Director

Cinven Capital Management (V) Limited Partnership Incorporated

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Alternate Director

Fifth Cinven Fund (No. 1) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Alternate Director

13D

CUSIP No. 58506Q109	Page 20 of 22 Pages

Fifth Cinven Fund (No. 2) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Alternate Director

Fifth Cinven Fund (No. 3) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Alternate Director

Fifth Cinven Fund (No. 4) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Alternate Director

13D

CUSIP No. 58506Q109	Page 21 of 22 Pages

Fifth Cinven Fund (No. 5) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Alternate Director

Fifth Cinven Fund (No. 6) Limited Partnership

By:	Cinven Capital Management (V) Limited Partnership Incorporated, its general partner

By:	Cinven Capital Management (V) General Partner Limited, its general partner

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Alternate Director

Fifth Cinven Fund Co-Investment Partnership

By:	CIP (V) Nominees Limited, its Partner

By:	/s/ Babett Carrier
Name:	Babett Carrier
Title:	Director

Cinven Manco S.A.R.L.

By:	/s/ Anke Jager
Name:	Anke Jager
Title:	Manager

13D

CUSIP No. 58506Q109	Page 22 of 22 Pages

Fifth Cinven Fund FCP-SIF

By:	Cinven Manco S.A.R.L., its Manager

By:	/s/ Anke Jager
Name:	Anke Jager
Title:	Manager

Medpace GP Limited

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Director

Medpace Limited Partnership acting through its general partner
Medpace GP Limited

By:	/s/ Matthew Chick
Name:	Matthew Chick
Title:	Director

Schedule I

Cinven MGP, as general partner of GPLP, the general partner of the Limited Partnerships

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Brian Linden, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Robin Hall, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

John Boothman, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

William Scott, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Rupert Dorey, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Hayley Tanguy, Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Matthew Chick, Alternate Director	PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP	Alternate Director, Cinven Capital Management (V) General Partner Limited	United Kingdom

Schedule II

CIP (V) Nominees Limited (a partner of CIP)

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Lorraine London, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Deputy Finance Director, Cinven Partners LLP	United Kingdom

Michael Colato, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Finance Director, Cinven Partners LLP	United Kingdom

Babett Carrier, Director	Warwick Court, 5 Paternoster Square, London EC4M 7AG	Head of Legal, Cinven Partners LLP	Germany

Schedule III

Cinven Manco S.A.R.L. (as manager of FCP)

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Roberto Italia, Director	Via Monton, 30, 2012 Milan	CEO of Space 2 SPA	Italy

Gautier Laurent, Director	K2 B2 Building 4th Floor, 4, Rue Albert Borschette, Luxembourg L-1246, Luxembourg	Head of Operations Luxembourg, Cinven Luxembourg S.A.R.L.	France

Joseph Wan, Director	Suite 2910-11, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Partner, Cinven HK Ltd.	British National (Overseas)

Anke Jager, Director	7, Rue Lou Hemmer, L-1748 Luxembourg-Findel	Director, Cinven Manco S.A.R.L administered by Aztec Financial Services	Germany

Schedule IV

Medpace GP Limited (as the general partner of Medpace Limited Partnership)

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Matthew Chick	PO Box 656, East Wing, Trafalgar Court Les Banques, St Peter Port, Guernsey, GY1 3PP	Alternate Director, Aztec Financial Services (Guernsey) Limited	United Kingdom

Hayley Tanguy	PO Box 656, East Wing, Trafalgar Court Les Banques, St Peter Port, Guernsey, GY1 3PP	Director, Aztec Financial Services (Guernsey) Limited	United Kingdom